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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                    Press Release issued on August 2,  2001
--------------------------------------------------------------------------------

         QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                               Form 40-F    X


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X


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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K

Documents index

1.     Press Release dated August 2, 2001 (# 25/01)

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                               [GRAPHIC OMITTED]


AUGUST 2, 2001                                                             25/01

FOR IMMEDIATE RELEASE

                QUEBECOR WORLD (USA) INC. SUCCESSFULLY COMPLETES
                              CONSENT SOLICITATION

GREENWICH, CONNECTICUT - Quebecor World (USA) Inc., formerly known as World Color Press, Inc. (the "Company"), announced that at 5:00 p.m., New York City time, on Wednesday, August 1, 2001 it successfully completed a consent solicitation, which was launched on July 10, 2001 with respect to certain amendments (the "Amendments") to the indentures (the "Indentures") governing the Company's 8-3/8% Senior Subordinated Notes due 2008 and 7-3/4% Senior Subordinated Notes due 2009, respectively (collectively, the "Notes"), following the receipt of valid and unrevoked consents from holders of at least a majority in aggregate principal amount of each series of outstanding Notes. The Company also announced that Quebecor Printing (USA) Holdings Inc., the sole stockholder of the Company and an indirect, wholly-owned subsidiary of Quebecor World Inc., will merge with and into the Company, with the Company surviving the merger, and the Amendments will be adopted by the execution of supplemental indentures to the Indentures among the Company, Quebecor World Inc. and The Bank of New York, as Trustee. The Company will pay to holders of the Notes $5.00 in cash for each $1,000 principal amount of the Notes for which a valid consent has been delivered and not revoked.

The Amendments include amendments to the covenants in each Indenture regarding financial reporting, limitations on restricted payments, merger and consolidation and sale of substantially all assets, dividends and payment restrictions, incurrence of indebtedness, limitations on liens, investments in certain subsidiaries, transactions with affiliates and limitations on other subordinated indebtedness. The Amendments are intended to conform such restrictive covenants in the Indentures substantially to analogous, but less restrictive, covenants in the indentures governing the U.S. public debt issued or guaranteed by Quebecor World Inc.

The Amendments also provide for the elimination of the subordination provisions of the Notes and the elimination of the subordination of the guarantee of the Notes by Quebecor World Inc. Following the adoption of the Amendments by the execution of the supplemental indentures to the Indentures, the Notes will be senior obligations of the Company and will be guaranteed by Quebecor World Inc. on a senior basis.

Quebecor World (USA) Inc. is an indirect, wholly-owned subsidiary of Quebecor World Inc. The Company, together with the other U.S. subsidiaries of Quebecor World Inc., comprise the largest diversified commercial printer in the United States, providing digital premedia, press, binding, logistics and other value added services to customers in the commercial, direct mail, magazine, catalog, retail, book and directory markets.

Quebecor World Inc. (NYSE; TSE:IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

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This press release contains forward-looking statements based on current management expectations. Whether actual results and developments will conform to the Company's expectations is subject to a number of risks and uncertainties. Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized, or, even if substantially realized, that they will have the expected consequences to or effect on the Company or its business and operations.

The  Company   undertakes  no  obligation  to  update  or  revise  publicly  any forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Director, Corporate Finance and Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-707

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                        QUEBECOR WORLD INC.


                        By:    /s/ Marie D. Hlavaty
                        Name:        Marie D. Hlavaty
                        Title:       Vice President, General Counsel & Secretary



Date: August 2, 2001